SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the Years Ended December 31, 2009 and 2008

of

SPECTRA ENERGY RETIREMENT SAVINGS PLAN

Commission File Number 1-33007

Issuer of Securities held pursuant to the Plan is

SPECTRA ENERGY CORP

5400 Westheimer Court

Houston, Texas 77056

SPECTRA ENERGY

RETIREMENT SAVINGS PLAN

Financial Statements as of and for the years ended December 31, 2009 and 2008,

Supplemental Schedules as of and for the year ended December 31, 2009, and

Report of Independent Registered Public Accounting Firm

SPECTRA ENERGY RETIREMENT SAVINGS PLAN

NOTE:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of

Spectra Energy Retirement Savings Plan

Houston, Texas

We have audited the accompanying statements of net assets available for benefits of the Spectra Energy Retirement Savings Plan (the “Plan”) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets (held at end of year) as of December 31, 2009, and (2) reportable transactions for the year ended December 31, 2009, are presented for the purpose of additional analysis and are not a required part of the basic 2009 financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2009 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic 2009 financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Houston, Texas

June 28, 2010

SPECTRA ENERGY

RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Benefits

as of December 31, 2009 and 2008

(in thousands)	2009	2008
ASSETS:
Cash	$—	$1,868
Investments at fair value:
Participant-directed investments	224,250	159,839
Nonparticipant-directed investments	195,931	190,367

Total investments	420,181	350,206

Receivables:
Due from broker for securities sold	—	11,229
Accrued interest and dividends	—	804
Other receivables	6,152	—

Total assets	426,333	364,107

LIABILITIES:
Due to broker for securities purchased	5,187	2,669

NET ASSETS AVAILABLE FOR BENEFITS	$421,146	$361,438

See notes to financial statements.

SPECTRA ENERGY

RETIREMENT SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

for the Year Ended December 31, 2009

(in thousands)
Investment income:
Net appreciation in fair value of investments	$72,908
Dividends	11,916
Interest	503

Total investment income	85,327

Contributions:
Participant contributions	16,802
Employer contributions – cash	1,298
Employer contributions – Spectra Energy Corp Stock	9,978
Rollover contributions	477

Total contributions	28,555

Benefits paid to participants	54,153
Administrative expenses	21

Total deductions	54,174

INCREASE IN NET ASSETS	59,708

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	361,438

End of year	$421,146

See notes to financial statements.

SPECTRA ENERGY

RETIREMENT SAVINGS PLAN

Notes to Financial Statements

as of December 31, 2009 and 2008 and for the Year Ended December 31, 2009

1. Description of the Plan

The following description of the Spectra Energy Retirement Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

Effective with the separation from Duke Energy Corporation (Duke Energy) on January 2, 2007, Spectra Energy Corp (the Company or Spectra Energy) established the Plan for the benefit of its employees. Benefits provided are substantially the same as those previously provided by the Duke Energy Retirement Savings Plan (the Duke RSP). The accounts of participants who were in the Duke RSP on December 31, 2006, and who became employees of the Company on January 2, 2007, were transferred to the Plan in 2007.

The U.S. Large Cap Growth Equity Fund, which was managed by Alliance Bernstein during 2008, was sold in December 2008. In January 2009, the participant balances impacted by the sale, were wholly invested in the Citigroup Institutional Trust Company Large Cap Growth Equity Fund managed by Rainier Investment Management. Participants were notified of sale and investment transfer prior to the transaction date. The receivable for the sale of such securities at December 31, 2008 was $11,229,015, which was received in 2009. The Non-U.S. Equity Fund, which was managed by Capital Guardian International, was liquidated in January 2009 and was invested in the Templeton Institutional Funds, Inc-Foreign Equity Series-Primary Class.

Participation and Purpose

The Plan is sponsored by Spectra Energy. Spectra Energy and each of its affiliated companies that is at least 80% owned and that participate in the Plan are collectively referred to as “Participating Companies.”

The purpose of the Plan is to provide an opportunity for eligible employees to enhance their long-range financial security through employee contributions, matching contributions from Participating Companies, and investments among certain investment funds, one of which provides an investment interest in Spectra Energy common stock. This is a defined contribution plan with an Employee Stock Ownership Plan (ESOP) feature and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Generally, employees of Participating Companies are eligible to enter and participate in the Plan if they (1) have attained the age of 18, and (2) are paid on the Participating Companies’ U.S. payroll system.

Contributions

Participants may authorize payroll deductions from eligible earnings in the form of before-tax deferrals and/or after-tax deferrals. Participants may elect to contribute (subject to certain limitations) up to 75% of eligible earnings per pay period without regard to years of service. Various provisions of the Internal Revenue Code (IRC) may limit the deferrals of some highly compensated employees. The Plan is required to return contributions received during the Plan year in excess of IRC limits. All deferrals are exempt, up to the allowed maximum, from federal and state income tax withholding in the year they are deferred, but are subject to payroll taxes. Participant deferrals are intended to satisfy the requirements of Section 401(k) of the IRC. Participating Companies contribute (subject to certain limitations) an amount equal to 100% of before-tax contributions, excluding catch-up contributions, of up to 6% of eligible pay per pay period. Participant after-tax contributions and matching contributions are intended to satisfy the requirements of Section 401(m) of the IRC.

Employees who are eligible to make before-tax deferrals under the plan and who have attained age 50 before the close of the Plan year shall be eligible to make catch-up contributions, in accordance with, and subject to certain limitations.

For the ESOP portion of the Plan, matching contributions shall be invested in the Spectra Energy Company Stock Fund and shall thereafter be subject to participant direction. The Employer may contribute the matching contribution in company stock, valued as determined in accordance with procedures established by Fidelity Management Trust Company (Fidelity), the Plan Administrator and Trustee. The Employer made stock contributions of $9,978,392 in 2009; no stock contributions were made in 2008.

Rollover Contributions to the Plan

Rollover contributions represent amounts recorded when participants elect to contribute amounts to their Plan accounts from other eligible, tax-qualified retirement plans or qualified individual retirement accounts. Rollover contributions of $477,269 were made to the Plan in 2009.

Investments

Subject to limitations discussed below, participants may invest their Plan accounts in any or all of the investment funds offered in the Plan.

Participants under the Duke RSP who were transferred into the Plan may have a portion of their account invested in Duke Energy Common Stock Fund (prior ESOP account). However, no new amounts may be invested in this fund. As of December 31, 2009, the Duke Energy Common Stock Fund is no longer available under the Plan and the assets of the fund were frozen to all Participant activity and will be liquidated in 2010 and reinvested into the Vanguard Prime Money Market Fund. As of December 31, 2009, $11,727,548 remained in the Duke Energy Common Stock Fund.

Matching contributions will initially be invested in the Spectra Energy Common Stock Fund; however, participants may transfer all or a portion of the matching contributions out of the Spectra Energy Common Stock Fund into any other fund as early as the next business day.

Participant Accounts

Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, Company contributions, and Plan earnings, and charged with benefit payments and allocations of Plan losses. Allocations are based on participant earnings or account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. The selection from available investment funds is the sole responsibility of each participant.

Vesting and Payment of Benefits

Participants are 100% vested in their Plan accounts. Participants may elect to receive certain distributions from their Plan accounts during continuation of employment. The Plan provides for several different types of in-service withdrawals, including hardship and age 59 1 /2 withdrawals. A hardship distribution must comply with Section 401(k) of the IRC.

Upon termination of employment for any reason, participants (or if deceased, their beneficiaries) may request the distribution of the balance of their Plan accounts. Distributions are made as soon as practicable after the occasion for the distribution, except that participants may elect that a distribution be delayed until no later than April 1 of the calendar year following the calendar year in which they attain age 70 1/2. A beneficiary of a deceased participant may elect that a distribution be delayed for up to one year following the date of death.

Participant Loans

Participants may borrow, with some limitations, from their accounts a minimum of $1,000 up to a maximum equal to the lesser of (i) $50,000 minus the highest outstanding loan balance during the 12-month period prior to the new loan, or (ii) 50% of their account balances. Loan terms range up to 58 months or up to 15 years for the purchase of a primary residence. The loan is secured by the balance in the participant’s Plan account and the interest rate will be a reasonable fixed rate that is determined in accordance with the procedures established by the Spectra Energy Benefits Committee, which consider all relevant factors, including current rates of interest charged by commercial banks for similar loans. Principal and interest is paid ratably through payroll deductions. Loan receipts will be reinvested based on the participant’s investment election for employee contributions at the time of repayment.

Loans shall be available to each eligible employee who is actively employed by the Company, and whose balance in his account totals at least $2,000; provided, however, that (1) if the eligible employee had a prior loan under the Plan that has been paid in full, the final payment on such loan was made at least seven days prior to the effective date of the new loan, and (2) any amounts in the prior ESOP account shall not be liquidated to fund such loan.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Shares of registered investment funds are valued at quoted market prices, which represent the net assets value of shares held by the Plan at year end. Investments in common collective investment trust funds and separately managed funds (funds) are stated at fair values, which have been determined based on the unit values of the funds. Unit values are determined by the organization sponsoring such funds by dividing the fund’s net assets at fair value by its units outstanding at each valuation date. Spectra Energy common stock and Duke Energy common stock are stated at estimated fair values, which have been determined based on the fair value of the underlying investments within the fund; these common stock funds are unitized funds specific to the Plan. Money market funds are valued at cost, which approximates fair value. Participant loans are valued at the outstanding loan balance, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the common trust funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Administrative Expenses

Administrative expenses of the Plan are paid by the Plan or the Plan’s Sponsor as provided in the Plan document.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

New Accounting Standards Adopted

The accounting standards initially adopted in the 2009 financial statements described below affected certain note disclosures but did not impact the statements of net assets available for benefits or the statement of changes of net assets available for benefits.

Accounting Standards Codification

The Financial Accounting Standards Board’s (FASB) Accounting Standards Codification (ASC) became effective on July 1, 2009. At that date, the ASC became FASB’s official source of authoritative U.S. generally accepted accounting principles (GAAP) applicable to all public and nonpublic nongovernmental entities, superseding existing guidance issued by the FASB, the American Institute of Certified Public Accountants (AICPA), the Emerging Issues Task Force (EITF) and other related literature. The FASB also issues Accounting Standards Updates (ASU). An ASU communicates amendments to the ASC. An ASU also provides information to help a user of GAAP understand how and why GAAP is changing and when the changes will be effective.

Subsequent Events

In May 2009 and as amended in February 2010, the FASB issued ASC 855 (originally issued as FASB Statement No. 165, Subsequent Events) to establish general standards of accounting for and disclosing events that occur after the balance sheet date, but prior to the issuance of financial statements. ASC 855 provides guidance on when financial statements should be adjusted for subsequent events and requires companies to disclose subsequent events and the date through which subsequent events have been evaluated. ASC 855 is effective for periods ending after June 15, 2009.

Updates to Fair Value Measurements and Disclosures

In 2009, FASB Staff Position 157-4, Disclosures Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (FSP), was issued and later codified into ASC 820, which expanded disclosures and required that major category for debt and equity securities in the fair value hierarchy table be determined on the basis of the nature and risks of the investments.

In September 2009, the FASB issued ASU No. 2009-12, Fair Value Measurements and Disclosures: Investments in Certain Entities That Calculate Net Asset per Share (or Its Equivalent) (“ASU 2009-12”), which amended ASC Subtopic 820-10, Fair Value Measurements and Disclosures — Overall. ASU No. 2009-12 is effective for the first reporting period ending after December 15, 2009. ASU No. 2009-12 expands the required disclosures for certain investments with a reported net asset value (NAV). ASU No. 2009-12 permits, as a practical expedient, an entity holding investments in certain entities that calculate net asset value per share or its equivalent for which the fair value is not readily determinable, to measure the fair value of such investments on the basis of that net asset value per share or its equivalent without adjustment. The ASU requires enhanced disclosures about the nature and risks of investments within its scope. Such disclosures include the nature of any restrictions on an investor’s ability to redeem its investments at the measurement date, any unfunded commitments, and the investment strategies of the investee. The Plan has adopted ASU No. 2009-12 on a prospective basis for the year ended December 31, 2009 (see Note 10). The effect of the adoption of the ASU had no impact on the statements of net assets available for benefits and statement of changes in net assets available for benefits.

New Accounting Standards to be Adopted

In January 2010, the FASB issued ASU No. 2010-06, Fair Value Measurements and Disclosures (ASU No. 2010-06), which amends ASC 820 (originally issued as FASB Statement No. 157, Fair Value Measurements), adding new disclosure requirements for Levels 1 and 2, separate disclosures of purchases, sales, issuances, and settlements relating to Level 3 measurements and clarification of existing fair value disclosures. ASU No. 2010-06 is effective for periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010. The Plan is currently evaluating the impact of ASU No. 2010-06 will have on the financial statements.

3. Investments

The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2009 or 2008 are as follows (in thousands):

	2009		2008
		Equivalent Units		Equivalent Units
Spectra Energy Corp Common Stock Fund***	$180,523	16,999	$124,764	14,934
Duke Energy Corp Common Stock Fund**	*	*	63,400	8,049
BlackRock Equity Index Fund	22,711	565	*	*
PIMCO Total Return Fund	34,310	3,177	24,448	2,411
Vanguard Prime Money Market Fund	61,792	61,792	51,998	51,998

*	Less than 5% at respective year-end.
**	Nonparticipant-directed
***	Nonparticipant-directed and party-in-interest

During the year ended 2009, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows (in thousands):

2009
Common stock funds:
Spectra Energy Common Stock Fund**	$42,946
Duke Energy Common Stock Fund*	5,226
Common collective trust funds:
Equity funds	12,559
Balanced funds	3,553
Registered investment fund	5,061
Separately managed funds—equity	3,563

Total appreciation in fair value of investments	$72,908

*	Nonparticipant-directed
**	Nonparticipant-directed and party-in-interest

4. Nonparticipant-directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows (in thousands) as of December 31, 2009 and 2008, and for the year ended December 31, 2009. The Spectra Energy Common Stock Fund and the Duke Energy Common Stock Fund are considered to be nonparticipant-directed for purposes of this disclosure as the participant-directed and nonparticipant-directed amounts cannot be separately determined.

	2009	2008
Net Assets:
Spectra Energy Corp common stock	$180,523	$124,764
Duke Energy Corp common stock	11,728	63,400
Interest bearing cash	3,680	2,203
Accrued interest and dividends	5,428	638
Other payables	(4,840)	(1,849)

Net assets	$196,519	$189,156

2009
Changes in Net Assets:
Net appreciation in fair value of investments	$48,173
Contributions	17,984
Dividends	9,240
Interest	292
Loan repayment	1,676
Loan issuances	(1,750)
Transfers from participant-directed investments	138,138
Transfers to participant-directed investments	(173,026)
Administrative expenses	(15)
Distributions to participants	(33,349)

Changes in net assets	$7,363

5. Related Party Transactions

Participants typically receive distributions in cash, however, they may elect to receive the amount that is invested in the Spectra Energy Common Stock Fund as of the date of distribution in whole shares of Spectra Energy Corp common stock and cash for any fractional shares. In kind distributions qualify as related party transactions. For the year ended December 31, 2009, in kind distributions were $7,268,497 for the Spectra Energy Common Stock Fund.

6. Exempt Party-in-Interest Transactions

Fidelity is the trustee as defined by the Plan and, therefore, transactions with Fidelity and the funds they manage qualify as party-in-interest transactions. Investment management fees and operating fees paid by the Plan were included as a reduction of the return earned on each fund. Administrative fees paid by the Plan were $21,175 for the year ended December 31, 2009.

Included in the Plan’s investments are shares of common stock of Spectra Energy, the Plan’s sponsor. Transactions in shares of Spectra Energy common stock qualify as party-in-interest transactions. At December 31, 2009 and 2008, the Plan held 8,801,723 and 7,926,567 shares, respectively, which equates to 16,999,015 and 14,934,207 equivalent units, respectively, under the Plan’s unitized recordkeeping approach, of Spectra Energy stock with a cost basis of $180,151,627 and $166,364,078, respectively. During the years ended December 31, 2009 and 2008, the Plan recorded related dividend income of approximately $6,036,118 and $4,346,519, respectively.

7. Plan Termination

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts

8. Federal Income Tax Status

The Plan has applied for but has not received a determination letter from the Internal Revenue Service. During the year ended December 31, 2008, the Plan experienced operational errors. In order to prevent the Plan from incurring a qualification defect, the Plan’s management took necessary corrective actions. As a result, the Plan’s management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income tax has been included in the Plan’s financial statements.

9. Fair Value Measurements

ASC 820, Fair Value Measurements and Disclosures, established a single authoritative definition of fair value, set a framework for measuring fair value, and requires additional disclosures about fair value measurements. In accordance with ASC 820, the Plan classifies its investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Investments are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The following table sets forth by level within the fair value hierarchy a summary of the Plan’s investments at fair value on a recurring basis at December 31, 2009 and 2008.

We classify the common stock funds as Level 2 because it is a unitized stock fund comprised of our underlying common stock and a short-term cash component. A unitized fund differs from a mutual fund since a mutual fund is a registered security and a unitized fund is not a registered security. The value of a unit reflects the combined market value of the underlying stock and market value of the short-term cash position. The market value of the common stock portion of the fund is based on the closing market price of the common stock on the New York Stock Exchange times the number of shares held in the fund.

In accordance with the update to ASC 820, the table below includes the major categorization for debt and equity securities on the basis of the nature and risk of the investments at December 31, 2009.

Fair Value Measurements at December 31, 2009 (in thousands)

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Money market funds	$61,792	$—	$—	$61,792
Registered investment funds	51,799	—	—	51,799
Common stock funds	3,680	192,251	—	195,931
Common collective trust funds:
Equity funds	—	61,525	—	61,525
Balanced funds	—	25,595	—	25,595
Separately managed funds - equity	281	16,000	—	16,281
Participant Loans	—	—	7,258	7,258

Total	$117,552	$295,371	$7,258	$420,181

The following table presents a reconciliation of the beginning and ending balances of the fair value measurements using significant unobservable inputs (Level 3) for the year ended December 31, 2009.

Fair Value Measurements

Significant Unobservable Inputs (Level 3)

Participant Loans
Beginning Balance – January 1, 2009	$7,043
Issuances and settlements (net)	215

Ending Balance – December 31, 2009	$7,258

Fair Value Measurements at December 31, 2008 (in thousands)

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Interest bearing cash	$3,761	$—	$—	$3,761
PIMCO Total Return Fund Institutional Class	24,448	—	—	24,448
Vanguard Prime Money Market Institutional Shares	51,998	—	—	51,998
State Street Global Advisory-Conservative Balanced Fund	—	5,381	—	5,381
State Street Global Advisory-Moderate Balanced Fund	—	6,072	—	6,072
State Street Global Advisory-Aggressive Balanced Fund	—	5,511	—	5,511
Capital Guardian International Equity Fund	—	11,544	—	11,544
BlackRock Large Cap Value Fund	—	17,960	—	17,960
Blackrock Equity Index Fund	—	16,258	—	16,258
Duke Energy Corp Stock	—	63,400	—	63,400
Spectra Energy Corp Stock	—	124,764	—	124,764
U.S. Small Cap Equity Fund	—	12,066	—	12,066
Participant Loans	—	—	7,043	7,043

Total	$80,207	$262,956	$7,043	$350,206

The valuation methods as described in Note 2 may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

10. Net Asset Value (NAV) Per Share

In accordance with ASU No. 2009-12, the Plan expanded its disclosures to include the category, fair value, redemption frequency, and redemption notice period for those assets whose fair value is estimated using the net asset value per share as of December 31, 2009.

The following table for December 31, 2009, sets forth a summary of the Plan’s investments with a reported NAV.

	Fair Value Estimated Using Net Asset Value per Share December 31, 2009
Investment	Fair Value *	Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period

State Street Global Advisory-Conservative Balanced Fund (a)	$7,606	None	Immediate	None	None
State Street Global Advisory-Moderate Balanced Fund (b)	9,237	None	Immediate	None	None
State Street Global Advisory-Aggressive Balanced Fund (c)	8,752	None	Immediate	None	None
BlackRock Equity Index Fund (d)	22,711	None	Immediate	None	None
BlackRock Large Cap Value Fund (e)	20,488	None	Immediate	None	None
U.S. Large Cap Growth Equity Fund (f)	18,326	None	Immediate	None	None
U.S. Small Cap Equity Fund (g)	16,281	None	Immediate	None	None
Duke Energy Common Stock Fund (h)	11,728	None	Immediate	No exchanges into this fund	None
Spectra Energy Common Stock Fund (i)	184,203	None	Immediate	Immediate	None

*	The fair values of the investments have been estimated using the net asset value of the investment.
(a)	The State Street Global Advisory (SSGA) Conservative Balanced Fund seeks to provide a stand-alone, well-diversified investment fund for investors who have a short to medium investment time frame or are looking for a single investment fund that provides an opportunity for stable income with controlled risk in addition to some growth.
(b)	The SSGA Moderate Balanced Fund seeks to provide a stand-alone, well-diversified investment fund for investors who have a longer investment time frame or are looking for a single investment fund that provides the opportunity for income and long-term capital growth.
(c)	The SSGA Aggressive Balanced Fund seeks to provide a stand-alone, well-diversified investment fund for investors who have a longer investment time frame or are looking for a single investment fund that provides the opportunity for long-term capital growth and some income.
(d)	The BlackRock Equity Index Fund seeks to provide long-term capital growth and income by attempting to provide results that track the performance of the Standard & Poors 500 (S&P 500) Index.
(e)	The BlackRock Large Cap Value Fund seeks to provide investors with a method of capturing the returns of the market of large U.S. value stocks.
(f)	The U.S. Large Cap Growth Equity Fund seeks to provide investors with a method of capturing the returns of the market of large U.S. growth stocks.
(g)	The U.S. Small Cap Equity Fund seeks a return (capital appreciation and current income) greater than that of the Russell 2500 Index. In doing so, the fund will place relatively greater emphasis on capital appreciation than on current income.
(h)	The Duke Energy Common Stock Fund is for investors seeking capital appreciation over the long-term through, and with an acceptance of the volatility inherent with, investment in a single company’s stock. This fund is “frozen,” meaning that participants may exchange their investment out of, but may not increase their investment in, the Duke Energy Common Stock Fund.
(i)	The Spectra Energy Common Stock Fund is for investors seeking capital appreciation over the long-term through, and with an acceptance of the volatility inherent with, investment in a single company’s stock.

11. Subsequent Events

The Plan evaluated significant events and transactions that occurred through the date of this report and has determined that there were no events or transactions other than those disclosed in this report that would require recognition or disclosure in the financial statements for the year ended December 31, 2009.

Beginning with the 2010 Plan year, former employees who have account balances remaining under the Plan (and their beneficiaries or alternate payees under any qualified domestic relations order) will be charged with a portion of the Plan’s record keeping expenses. Active participants and participants who terminated due to disability will not be charged with such expenses. Administrative expenses other than these record keeping expenses will continue to be paid by the Company. Former participants with account balances will be charged with these record keeping expenses each quarter. The amount that will be charged is $25.75 per quarter.

Effective as of July 1, 2010, the U.S. Large Cap Value Equity Fund, managed by BlackRock, will be replaced with Robeco Investment Management managed by Robeco Large Cap Value Collective Investment Trust. All future contributions and existing balances in the prior investment fund will be automatically transferred to the new investment fund as of close of business on July 1, 2010.

Also effective as of July 1, 2010, the following new investment funds will be added to the plan: U.S. Debt Index Fund T managed by BlackRock, Small Cap Value Institutional Mutual Fund managed by American Beacon Advisors, Small Cap Growth Trust managed by TCW Investment Management and BlackRock Life Path funds managed by BlackRock.

Spectra Energy

Retirement Savings Plan

Form 5500, Schedule H, Part IV, Line 4i-Schedule of Assets (Held at End of Year)

as of December 31, 2009

(in thousands)

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	Interest bearing cash	Interest bearing cash	**	$3,961

	Vanguard Prime Money Market Fund	Money Market Fund	**	61,792

	Registered Investment Funds:
	Templeton Foreign Equity Fund	Registered Investment Fund	**	17,489
	PIMCO Total Return Fund	Registered Investment Fund	**	34,310

	Total registered investment funds			51,799

	Common Collective Trust Funds:
	BlackRock Equity Index Fund	Common Collective Trust Fund	**	22,711
	BlackRock Large Cap Value Fund	Common Collective Trust Fund	**	20,488
	State Street Global Advisory-Conservative Balanced Fund	Common Collective Trust Fund	**	7,606
	State Street Global Advisory-Moderate Balanced Fund	Common Collective Trust Fund	**	9,237
	State Street Global Advisory-Aggressive Balance Fund	Common Collective Trust Fund	**	8,752
	U.S. Large Cap Growth Equity Fund	Common Collective Trust Fund	**	18,326

	Total common and collective trust funds			87,120

	Common and Company Stock

*	Spectra Energy Corp	Common Stock	$180,152	180,523
	Duke Energy Corp	Common Stock	8,784	11,728

	Total common and company stock			192,251

	Separately Managed Fund

	U.S. Small Cap Equity Fund	Separately Managed Fund	**
	A.D.A.M. INC			3
	ACCELRYS INC			11
	ACTEL CORP			11
	ADAMS RESOURCES AND ENERG			7
	ADAPTEC INC			12
	ADVANCE AMER CASH ADV CTR			19
	ADVANCED MICRO DEVICES			6
	AEROPOSTALE INC			16
	AH BELO CORP CL A			5
	AIR T INC			3
	AIR TRANSPORT SVCS GROUP			4
	AIRCASTLE LTD			33

ALAMO GROUP INC	9
ALASKA AIR GROUP INC	93
ALLIED WRLD ASSURNCE HLDG	144
ALLOY INC	7
AMCON DISTRIBUTING CO	8
AMEDISYS INC	97
AMERICAN EQY INVT LIFE HL	31
AMERICAN FINL GROUP OHIO	60
AMERICAN INDEPENDENCE	3
AMERICAN ORIENT BIOENGINE	22
AMERICAN WATER WRKS COMPA	29
AMKOR TECHNOLOGY INC	49
AMPCO-PITTSBURG CORP	12
ANDERSONS INC	36
APPLIED MICRO CIRCUITS CO	34
ARCH CHEMICALS INC	52
ARCH COAL INC	165
ARGO GROUP INTL	66
ARIBA INC	35
ARRIS GROUP INC	41
ASHFORD HOSPITALITY TR	19
ASPEN INSURANCE HLDGS LTD	136
ASTORIA FINANCIAL CORP	32
ATC TECHNOLOGY CORP	36
ATMEL CORP	73
ATP OIL & GAS CORP	49
AVIS BUDGET GROUP	97
AVNET INC	48
BANCO LATINOAMERICANO COM	17
BANCORPSOUTH INC	40
BANK HAWAII CORP	56
BARNES & NOBLE	53
BARRY (RG)	6
BGC PARTNERS INC CL A	6
BIG LOTS INC	49
BLACK BOX CORPORATION	51
BNC BANCORP	4
BOB EVANS FARMS INC	66
BOK FINANCIAL COMMON NEW	14
BOOKS-A-MILLION INC	4
BOSTON BEER COMPANY CL A	14
BROCADE COMM SYS	118
BROOKLINE BANCORP INC	5
BRUSH ENGINEERED MATERIAL	13
BUCKEYE TECH INC	29
C & F FINANCIAL CORP	5
CABELAS INC	40
CACI INTL INC CL A	7
CALAMOS ASSET MGMT CL A	16
CAMBREX CORP	13
CAPITAL SR LIVING CORP	9
CAPITOL FED FINL	6
CARDIOVASCULAR SYS INC	3

CAREER EDUCATION CORP	119
CARROLS RESTAURANT GROUP	6
CASH AMERICA INTL INC	70
CATO CORP CL A	37
CDI CORP	11
CEC ENTERTAINMENT INC	54
CEDAR SHOPPING CTRS REIT	19
CENTURY BANCORP CL A NVTG	5
CEVA INC	18
CHECKPOINT SYSTEMS INC	10
CHILDRENS PL RETAIL STORE	31
CHINA SEC & SURVLLNCE TEC	23
CIBER INC	20
CIRRUS LOGIC INC	39
CITY NATIONAL CORP	18
CLEARWATER PAPER CORP	49
CODORUS VALLEY BANCORP	2
COGDELL SPENCER INC	4
COMMERCE BANCSHARES INC	55
COMMUNITY BANK SYS INC	6
COMPUTER TASK GROUP INC	10
COMPUWARE CORP	73
COMSYS IT PARTNERS INC	10
CON WAY INC	108
CONSECO INC	5
CONVERGYS CORP	83
CORN PRODUCTS INTL INC	149
COVENTRY HEALTH CARE INC	187
CPI CORP	5
CPI INTERNATIONAL INC	8
CRA INTERNATIONAL INC	24
CRACKER BARREL OLD CTRY S	65
CRANE CO	108
CRAY INC	17
CROSS (A.T.) & CO CL A	5
CSG SYSTEMS INTL INC	46
CULLEN FROST BANKERS INC	50
CYPRESS SEMICONDUCTOR	68
DCT INDU TR INC REIT	71
DDI CORP	5
DELUXE CORP	54
DINEEQUITY INC	4
DOLLAR FINANCIAL CORP	45
DOLLAR THRIFTY AUTOMOT GR	20
DOMTAR CORP	155
DOUGLAS EMMETT INC REIT	130
DRESSER RAND GROUP INC	6
DUCOMMUN INC	16
DUPONT FABROS TECH INC	36
DYNACQ HEALTHCARE INC	3
DYNAMICS RESEARCH CORP	8
EARTHLINK INC	72
EASTMAN CHEMICAL CO	222

ECOLOGY & ENVIRONMEN CL A	3
EDUCATION REALTY TR INC	21
ELIZABETH ARDEN INC	28
EMS TECHNOLOGIES INC	11
EMULEX CORP	81
ENDO PHARMACEUTICALS HLDG	21
ENDURANCE SPECIALTY HLDGS	130
ENERGIZER HOLDINGS INC	221
ENERGY INC	3
ENPRO INDUSTRIES INC	40
EPLUS INC	5
ESTERLINE TECH CORP	5
EV3 INC	31
EXIDE TECHNOLOGIES	4
EZCORP INC CL A NON VTG	6
FAIR ISSAC CORP	30
FAIRCHILD SEMICON INTL	71
FEDERAL AGRI MTG NON VTG	4
FEDERAL SIGNAL CORP	23
FEI COMPANY	76
FINISH LINE INC CL A	44
FIRST CITIZEN BANCSHARES	61
FIRST FINANCIAL BANCORP	7
FIRST FINL BANKSHARES INC	7
FIRST NIAGARA FINL GROUP	33
FIRST POTOMAC RLTY TR REI	25
FIRSTBANK CORP MI	1
FIRSTMERIT CORP	28
FIVE STAR QUALITY CARE	7
FLEXSTEEL IND	4
FOOT LOCKER INC	124
FOSSIL INC	111
FRIEDMAN INDS INC	3
G & K SERVICES INC CL A	7
GAYLORD ENTERTAINMENT CO	53
GENCO SHIPPING & TRADING	8
GENERAL COMM CL A	12
GENESCO INC	47
GEOEYE INC	24
GERBER SCIENTIFIC INC	9
GLOBAL INDUSTRIES LTD	51
GOLDEN ENTERPRISES	3
GTSI CORP	1
HARBINGER GROUP INC	5
HARLEYSVILLE NATIONAL	20
HARMONIC INC	20
HARVARD BIOSCIENCES INC	7
HASBRO INC	209
HASTINGS ENTERTAINMENT	1
HAVERTY FURNITURE COS INC	16
HEALTH NET INC	177
HERBALIFE LTD	144
HF FINL CORP	1

HORIZON BANCORP INDIANA	5
HOSPITALITY PROPERTY TR R	6
HOT TOPIC INC	5
HRPT PROPERTIES TR REIT	100
INNOSPEC INC	18
INSIGHT ENTERPRISES INC	40
INTEGRATED DEVICE TECH	92
INTEGRATED SILICON SOLUTN	9
INTERNATIONAL BANCSHARES	8
INTERNATIONAL FLAVORS & F	44
INTERNATIONAL SHIPHOLDING	18
INTERNATIONL COAL GROUP	26
INTERNET GOLD GOLDEN LINE	9
INTERPUBLIC GROUP OF COS	217
INTERSIL CORPORATION CL A	45
INVACARE CORP	57
INVERNESS MED INNOVATIONS	211
JACKSON HEWITT TAX SVCS	10
JARDEN CORP	12
JDA SOFTWARE GRP INC	65
JEFFERSON BANCSHARES TENN	2
JO-ANN STORES INC	72
JONES APPAREL GROUP INC	21
JOS A BANKS CLOTHIERS INC	59
KAISER ALUM CORP	21
KAPSTONE PAPER & PCKGING	16
KELLY SERVICES INC CL A	25
KEWAUNEE SCIENTIFIC CORP	4
KINDRED HEALTHCARE INC	55
KINETIC CONCEPTS INC	6
KING PHARMACEUTICALS INC	180
KNOLOGY INC	24
LAKELAND INDUSTRIES INC	3
LAWSON PRODUCTS INC	1
LAWSON SOFTWARE INC NEW	73
LAYNE CHRISTENSEN CO	36
LEXMARK INTL INC CL A	145
LIFEPOINT HOSPITALS INC	124
LSI CORP	72
LUBRIZOL CORP	139
MAIDENFORM BRANDS INC	8
MARCUS CORP	5
MARTEK BIOSCIENCES	45
MEASUREMENT SPECIALTIES	10
MEDCATH CORP	9
MEDIA GENERAL CLASS A	2
MEDIACOM COMM CORP A	13
MEDICINES CO	33
MEDICIS PHARMACEUTIC CL A	95
MEDIWARE INFORMATION SYS	3
MENS WEARHOUSE INC	82
MENTOR GRAPHICS CORP	61
MERCURY COMPUTER SYS INC	21

MERRIMAC INDUSTRIES	2
MFRI INC	3
MILLER INDU INC TENN	5
MINDSPEED TECH INC	8
MONARCH FINL HLDGS INC	2
MONTPELIER RE HLDGS LTD	107
MOTORCAR PARTS OF AMERICA	4
NALCO HOLDING CO	214
NASDAQ OMX GROUP	131
NASH-FINCH CO	19
NAVISTAR INTL CORP	98
NESS TECHNOLOGIES INC	16
NETFLIX INC	187
NEUROCRINE BIOSCIENCES	8
NEW HAMPSHIRE THRIFT BANC	4
NEWELL RUBBERMAID INC	165
NEWMARKET CORP	92
NOVELL INC	114
NU SKIN ENTERPRISES CL A	89
ODYSSEY HEALTHCARE INC	35
OIL STATES INTL INC	134
OMNICARE INC	186
ON ASSIGNMENT INC	20
ONE LIBERTY PROPERTIES	6
ONEOK INC	53
OPLINK COMMUNICATIONS INC	25
ORTHOFIX INTL NV (NASDQ)	45
OSHKOSH CORP	196
OSI SYSTEMS INC	35
OVERHILL FARMS INC	2
OVERSTOCK.COM INC DEL	18
PAR PHARMACEUTICALS COS	68
PARAMETRIC TECH CORP	132
PARKWAY PROPERTIES – REIT	25
PC CONNECTION INC	5
PC MALL INC	4
PENSON WORLDWIDE INC	5
PEP BOYS-MANNY MOE & JACK	31
PERKINELMER INC	39
PERVASIVE SOFTWARE INC	5
PHARMERICA CORP	37
PHILLIPS-VAN HEUSEN CORP	151
PIXELWORKS INC NEW	3
PMA CAP CORP CL A	14
PMC-SIERRA INC	2
POLARIS INDUSTRIES INC	100
PREMIER FINANCIAL BANCORP	3
PREMIERE GLOBAL SVCS INC	18
PRESTIGE BRANDS HLDGS INC	15
PRIMORIS SVCS CORP	5
PROGRESS SOFTWARE CORP	79
PROSPERITY BANCSHARES INC	45
QAD INC	7

QC HOLDINGS INC	1
QCR HOLDINGS INC	3
QUADRAMED CORP	5
QUEST SOFTWARE INC	79
RADIAN GROUP INC	40
RADIOSHACK CORP	174
RAMCO-GERSHENSON PPTYS TR	19
RAYMOND JAMES FIN INC.	21
RED LION HOTEL CORP	5
REGIS CORPORATION	65
REHABCARE GROUP INC	46
REINSURANCE GROUP OF AMER	106
RENT A CTR INC	11
RETAIL VENTURES INC	17
REVLON INC CL A	24
REWARDS NETWORK INC	6
RICHARDSON ELECTRONICS	7
RPM INTERNATIONAL INC	157
RUBY TUESDAY INC	8
RUSH ENTERPRISES INC CL A	37
SANFILIPPO (JOHN B) & SON	11
SCHIFF NUTRITION INTL INC	7
SCOTTS MIRACLE GRO C CL A	126
SEABOARD CORP	45
SEACHANGE INTL INC	16
SEALED AIR CORP	136
SECURITY NATL FINL CL A	2
SHAW GROUP INC	82
SIFCO	6
SKYWEST INC	66
SKYWORKS SOLUTIONS INC	49
SL GREEN REALTY CORP REIT	93
SL INDUSTRIES INC	3
SMITHTOWN BANCORP INC	6
SONICWALL INC	32
SOUTHERN MISSOURI BANCORP	1
SOUTHERN UNION COMPANY	138
SPAN-AMERICA MED SYS INC	5
SPARTAN MOTORS INC	13
SPORT SUPPLY GROUP INC	10
STAGE STORES INC	36
STAMPS.COM INC	8
STANDARD REGISTER CO	7
STARRETT L S CO CL A	4
STEELCASE INC CLASS A	34
STEPAN CO	35
STERIS CORPORATION	5
STRATTEC SEC CORP	6
STUDENT LOAN CORP	15
SUPER MICRO COMPUTER INC	19
SUREWEST COMMUNICATIONS	9
SVB FINL GROUP	20
SYBASE INC	221

SYNOPSYS INC			244
SYNTA PHARMACEUTICALS			6
SYSTEMAX INC			12
TCF FINANCIAL CORPORATION			14
TECHE HOLDING COMPANY			6
TECHTEAM GLOBAL INC			5
TEKELEC			14
TESSCO TECHNOLOGIES INC			6
TETRA TECHNOLOGIES INC			23
TF FINANCIAL CORP			2
THOMAS & BETTS CORP			132
TIBCO SOFTWARE INC			69
TIMBERLAND CO CL A			57
TOLLGRADE COMM INC			6
TOWN SPORTS INTL HLDGS			3
TRANSCEPT PHARMACEUTICALS			6
TRAVELZOO INC			6
TRICO MARINE SVCS INC			5
TRIMAS CORP			8
TRINITY INDUSTRIES INC			11
TRIQUINT SEMICONDUCTOR			8
TRIUMPH GROUP INC			53
TRW AUTOMOTIVE HLDGS CORP			10
TUTOR PERINI CORP			40
UFP TECHNOLOGIES INC			3
UMB FINANCIAL CORP			12
UNIFIRST CORP			42
UNISOURCE ENERGY CORP			16
UNISYS CORP NEW			112
UNITED BANCSHARES OHIO			1
UNITED ONLINE INC			50
UNITED STATIONERS INC			97
UNITRIN INC			26
UNIVERSAL HEALTH SVC CL B			160
UTI WORLDWIDE INC			51
VALLEY NATL BANCORP			40
VICON INDUSTRIES INC			2
WARNER MUSIC GROUP CORP			8
WATSON PHARMACEUTICALS			257
WATTS WATER TECH INC CL A			25
WAUSAU PAPER CORP			9
WEST MARINE INC			10
WESTAMERICA BANCORPORATIO			28
WET SEAL INC CL A			25
WILLIAMS-SONOMA INC			89
WILLIS LEASE FINANCE CORP			6
WORLD FUEL SERVICES CORP			5

Total U.S. Small Cap Equity Fund			16,000

Spectra Energy Loan Fund-Participant Loans	Interest rates 4.25% to 10.5%, maturing through 2024	**	7,258

$420,181

*	Party-in-interest (Note 6).
**	Cost information is not required for participant directed investments and therefore is not provided .

Spectra Energy

Retirement Savings Plan

Form 5500, Schedule H, Part IV, Line 4j-Schedule of Reportable Transactions

for the Year Ended December 31, 2009

(a) Identity of Party Involved	(b) Description of Asset	(c) Purchase Price	(d) Selling Price	(e) Cost of Asset	(f) Current Value of Asset on Transaction Date	(g) Net Gain / (Loss)

SINGLE TRANSACTIONS

SERIES TRANSACTIONS

*Fidelity Management Trust Company	Spectra Energy Common Stock Fund
	(3,048 Sales)		$149,715,729	$152,824,767	$149,715,729	$(3,109,038)
	(2,113 Purchases)	$166,611,214			166,611,214

*Fidelity Management Trust Company	Duke Energy Common Stock Fund
	(2,458 Sales)		61,033,390	49,434,755	61,033,390	11,598,635
	(39 Purchases)	3,205,566			3,205,566

*	Represents a party-in-interest to the Plan

Pursuant to the requirements of the Securities Exchange Act of 1934, the Spectra Energy Corp Benefits Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Spectra Energy Retirement Saving Plan

Date June 28, 2010	By:	/s/ Charlotte Wayland
Charlotte Wayland
VP Executive and U.S. Benefits